Via Facsimile and U.S. Mail
Mail Stop 6010

September 10, 2008

Mr. Daniel Movens
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, MI  48202

**Re:     Caraco Pharmaceutical Laboratories, Ltd.
          Form 10-K for the Year Ended March 31, 2007
          Filed May 14, 2007
          File No. 001-31773**

Dear Mr. Movens:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief